PRIMERO PROVIDES EXPLORATION UPDATE; NEW RESERVES IDENTIFIED

Vancouver, British Columbia, September 20, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) is pleased to provide its first update on exploration and development since acquiring the San Dimas mine in August. This update details the successful results from the exploration program to date and details plans for the remainder of the year.

Highlights:

  Results indicate estimated proven and probable reserves of 83,000 ounces of gold and 5.3 million ounces of silver1;
  Results include intercepts well above reserve grade;
  Total of 28,000 out of 38,000 metres of exploration drilling completed;
  Total of $13.5 million to be spent on exploration and tunnel development in 2010.

BACKGROUND

There are over 100 known high grade gold-silver epithermal vein deposits throughout the San Dimas district. Exploration is done both by diamond drilling and underground development work. There are nine drills on-site conducting exploration activity. The Central Block is currently the main production area and the new high grade area of exploration focus is called Sinaloa Graben.

Sinaloa Graben is a north-south, seven kilometre long by almost two kilometre wide block. A total indicated mineral resource of approximately 27,000 ounces of gold and 2.0 million ounces of silver, at an average grade of 5.9 grams per tonne of gold and 444 grams per tonne of silver was estimated within Sinaloa Graben at year end 20092. More than 10 veins are known in Sinaloa Graben but they remain largely unexplored.

As reported in the technical report2 filed in June 2010, during the first trimester of 2010, diamond drilling also verified the presence of northeast-southwest and east-west striking narrow quartz filled structures in the Arana Hanging Wall area, carrying mineralization generally above reserve grades (currently reported reserve grades are 4.8 grams per tonne gold and 339 grams per tonne silver) and at average widths (currently reported reserve average widths are 1.5 metres).

RESULTS

The San Dimas drilling program is focused on upgrading established inferred mineral resources to the measured and indicated categories and expanding the known mineralized system. Exploration drilling and drifting results to date have been very successful, having already outlined estimated new reserves close to estimated 2010 production.

A total of 28,000 metres of drilling in 92 holes has been completed at San Dimas in 2010. Exploration drilling results, year to date, have identified proven and probable reserves of an estimated 36,000 ounces of gold at 5.1 grams per tonne and 2.5 million ounces of silver at 348 grams per tonne.

Estimated Proven & Probable Reserves (from exploration drilling as at August 31, 2010)3

		Grade (g/t)		Contained (000 ounces)
	Metric Tonnes	Gold	Silver	Gold	Silver
Proven Reserves	-	-	-	-	-
Probable Reserves	219,302	5.1	348	36	2,500
Proven & Probable Reserves	219,302	5.1	348	36	2,500

A total of 12,000 metres of exploration drilling in 40 holes was completed at San Dimas during the second trimester (May through August) of 2010. The program targeted veins in the Central Block and Arana Hanging Wall areas.

The second trimester exploration drilling results provide increased confidence of economic mineralization extending north-west in the Central Block and Sinaloa Graben areas. In the Sinaloa Graben, the north-west mineralization is likely a continuation of the main production veins of the Central Block which has been offset by faulting.

Notable new assay results include:

		Grade (g/t)
Area	Drill Hole			True Width (m)
		Gold	Silver
Central Block (Marina II)	MAR 9-17	8.86	514	2.45
Central Block (Soledad)	SOL 9-02	10.67	549	1.81
Arana Hanging Wall	A-25-217 (1)	7.90	778	0.80
Arana Hanging Wall	HW-4G-01B	8.70	302	0.60

The Central Block results showed vein systems substantially above reserve grade. The Soledad and Marina veins, in Central Block holes MAR 9-17 and SOL 9-02 were testing mineralization extension to the west of the current production area. In addition to their high grade nature, these results also provide confidence that the mineralization may continue up to the Limoncito fault, which is 800 metres to the west.

Central Block intercepts indicate that exploration should continue towards the north and that numerous veins exist which are parallel to the prolific Roberta vein. A component of the development activity for the remainder of the year will be focused on bringing this mineralization into the near term mine production plan.

The Arana Hanging Wall results, in holes A-25-217 and HW-4G-01B, also show high grade, but with narrower widths. Management believes there is potential to encounter large ore shoots within this area.

A total of 5,400 metres of exploration drifting has been completed at San Dimas in 2010. Exploration drifting results, year to date, have identified proven and probable reserves of an estimated 47,000 ounces of gold at 7.2 grams per tonne and 2.8 million ounces of silver at 439 grams per tonne.

Estimated Proven & Probable Reserves (from exploration drifting as at August 31, 2010)3

		Grade (g/t)		Contained (000 ounces)
	Metric Tonnes
		Gold	Silver	Gold	Silver
Proven Reserves	80,083	7.0	434	18	1,100
Probable Reserves	119,865	7.4	443	29	1,700
Proven & Probable Reserves	199,948	7.2	439	47	2,800

A total of 1,600 metres of exploration drifting was completed at San Dimas during the second trimester of 2010. The results also show high-grade gold and silver mineralization and encourage management to believe that the reportable 2010 reserves and resources will be above currently reported reserve grades.

Notable new assay results include:

Area	Development	Grade (g/t)		True Width
		Gold	Silver	(m)
Sinaloa Graben (Julieta)	Ramp 7-129W	10.30	1,115	2.75
Central Block (Roberta)	Level 21-107	12.70	519	2.74
Central Block (Soledad)	Level 9-833 E	8.00	538	1.18
Central Block (Robertita)	Level 21-843	8.31	521	3.00
Central Block (Robertita)	Level 21-971 E-W	9.94	585	2.50
Central Block (Robertita)	Level 16-595 E	6.00	212	1.65
Central Block (San Enrique)	Level 21-873 W	7.74	339	1.94

Sinaloa Graben remains the key area of exploration focus, with what the technical report indicates has the potential to hold an inferred mineral resource in excess of one million ounces of gold. The Sinaloa Graben, development hole RAMP 7-129W has shown very high grade gold and silver and has potential for the mineralization to extend for a length of 400 metres to the Sinaloa fault.

Additional assay results are presented in Tables 1 and 2 and drill hole locations are presented in Figures 1 to 5.

PLANS

Exploration drilling is expected to total 38,000 metres in 2010, with 10,000 metres remaining to be drilled. The exploration drilling program for the remainder of 2010 totals $2.0 million and is focused on the Central Block, Sinaloa Graben and Arana Hanging Wall areas. In addition, an emerging area of focus is the West Block area which is approximately one to two kilometres from the Sinaloa Graben tunnel. The area shows encouraging potential with several known surface structures.

The objective of the remainder of the 2010 exploration drilling program is to upgrade a portion of the Sinaloa Graben potential inferred mineral resource of one million ounces into the inferred or measured and indicated categories. Other objectives are to define the veins within Sinaloa Graben and to discover the Arana Hanging Wall large ore shoots suggested by the high grade results to date.

The reserves identified have been calculated as at August 31, 2010 and will be incorporated into the Company’s 2010 Reserves and Resources Statement along with any additional reserves and resources delineated through the Company’s ongoing drilling program. Primero expects to issue its 2010 Reserves and Resources Statement by the end of the first quarter of 2011.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become the next intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

(1) As at August 31, 2010 and in addition to the reported San Dimas mineral reserves and resources statement as at December 31, 2009.

(2) As indicated in the independent technical report entitled “Technical Report on the Tayoltita, San Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 prepared by Velasquez Spring, P.Eng. and Gordon Watts, P.Eng of Watts, Griffis and McOuat Limited, in accordance with NI 43-101 and as available under the Company`s profile on SEDAR at www.sedar.com.

(3) Reserves have been calculated using $825 per ounce for gold and $13 per ounce for silver, as was used in the 2009 San Dimas Reserves and Resources Statement.

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The technical disclosure and mineral resource and reserve estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included herein with the consent and prior review of Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V. an independent qualified person. The Qualified Person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein. Drill samples are prepared by SGS de Mexico, S.A. de C.V. in Durango, México.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, future exploration plans and expectations of exploration results. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company’s Short Form Prospectus dated July 9, 2010 available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

Table 1: San Dimas 2010 Drilling - Select Composite Intervals

(includes intervals at greater than 1.9 g/t gold & 89 g/t silver over a 1.2 metres minimum width)

		Grade (g/t)
Area	Drill hole			True Width (m)
		Gold	Silver
Graben Sinaloa (Sinaloa Norte)	TGS S-22	5.30	557	8.56
Block Central (Robertita)	RO-16-03	9.51	205	1.41
Block Central (Soledad)	SOL-11-09	1.71	107	0.96
Arana Hanging Wall	A - 25 - 215	1.89	101	1.13
Arana Hanging Wall	A - S - 05	2.65	58	0.98
Sta. Rita (America)	SR-16-102(1)	2.57	112	0.79
Block Central (Soledad)	SOL-11-11	1.84	240	1.00
Sta. Rita (America)	SR-16-103(3)	3.75	159	1.17
Block Central (Marina I)	MAR-11-01	5.27	244	1.72
Block Central (Marina I)	MAR-11-02	3.05	203	1.10
Block Central (Roberta)	RO-16-02	3.27	132	1.43
Arana Hanging Wall	A - 25 -217	1.07	309	1.05
Sta. Rita (America)	SR-16-104(2)	3.87	67	0.80
Block Central (Roberta)	RO-20-05	4.23	514	1.27
Sta. Rita (America)	SR-16-106	1.26	132	1.14
Arana Hanging Wall	A-25-219	3.28	225	0.87
Block Central (Soledad)	SOL -09-01	1.61	131	0.84
Block Central (Soledad)	SOL -09-02	10.67	549	1.81
Block Central (Marina II)	MAR-09-17	8.86	514	2.45
Arana Hanging Wall	A - 25 -217(1)	7.90	778	0.80
Arana Hanging Wall	A - 25 - 218	4.00	159	0.65
Arana Hanging Wall	A - 25 - 220	0.50	232	0.30
Arana Hanging Wall	HW-4G-01B	8.70	302	0.60
Arana Hanging Wall	HW-4G-01B	1.90	168	0.90
Block Central (Marina II)	MAR-09-17	8.86	514	2.44

Table 2: San Dimas Second Trimester 2010 Drifting Results

(includes intervals at greater than 1.9 g/t gold & 89 g/t silver over a 1.2 metre minimum width)

		Grade (g/t)		True Width
Area	Development	Gold	Silver	(m)
S. Graben (Julieta)	Ramp 7-129W	10.30	1,115	2.75
Central Block (Roberta)	Level 21-107	12.70	519	2.74
Central Block (Soledad)	Level 9-833 E	8.00	538	1.18
Central Block (Robertita)	Level 21-843	8.31	521	3.00
Central Block (Robertita)	Level 21-971 E-W	9.94	585	2.50
Central Block (Robertita)	Level 16-595 E	6.00	212	1.65
Central Block (Robertita)	Level 10-868 E	4.00	225	2.30
Central Block (San Enrique)	Level 21-873 W	7.74	339	1.94
Central Block (Gloria)	Level 15-150 W	4.40	281	0.92
Central Block (Gloria)	Level 15-140 W	2.60	164	1.80
Central Block (Marina I)	Level 9-109	4.20	257	1.25
Central Block (Castellana)	Level 11-460	2.50	398	1.31

Figure 1: San Dimas Sinaloa Graben & Roberta Vein Drill Hole Locations

Figure 2: San Dimas Sinaloa Graben & Robertita Vein Drill Hole Locations

Figure 3: San Dimas Sinaloa Graben, Julieta & San Salvador Vein Drill Hole Locations

Figure 4: San Dimas Sinaloa Graben & Marina I Vein Drill Hole Locations

Figure 5: San Dimas Sinaloa Graben & Soledad Vein Drill Hole Locations